            Exhibit 99.1
AMEREN CORPORATION
AND ITS AFFILIATED CORPORATIONS

AMENDED AND RESTATED TAX ALLOCATION AGREEMENT

This Amended and Restated Tax Allocation Agreement (the "Agreement") is made effective as of December 22, 2022 by and among Ameren Corporation (“Ameren”), a Missouri Corporation, and its affiliated corporations, as identified in Exhibit A hereto (collectively, the "Group"; individually, "Member").

WHEREAS, the Members are affiliated corporations within the meaning of section 1504 of the Internal Revenue Code of 1986, as amended, and will join in the annual filing of a consolidated federal income tax return of which Ameren is the common parent;

WHEREAS, the Members intend to allocate the consolidated income tax liabilities and benefits to each Member in a fair and equitable manner; and

WHEREAS, the Members intend to allocate the liabilities and benefits arising from the Group's annual consolidated income tax returns in compliance with section 1552(a)(l) of the Internal Revenue Code of 1986, as amended (“IRC”), and Title 26, section 1.1502-33(d)(2) of the Code of Federal Regulations;

IT IS THEREFORE AGREED, as follows:

Section 1.     Definitions

For purposes of this agreement, the following definitions shall apply:

(a)    "Book Income" shall mean the income before tax of a Member for a taxable year, as reported on its applicable financial statement as defined in IRC section 451(b)(3), including adjustments to calculate minimum tax.

(b) "Consolidated Tax" shall mean the Group's aggregate regular federal and alternative minimum tax liability for a taxable year as shown on the Group’s consolidated federal income tax return.

(c) "Consolidated Refund" shall mean the Group's refund for a taxable year as shown on the Group’s consolidated federal income tax return.

(d) "Corporate Taxable Income" or "Corporate Taxable Loss" shall mean the income or loss of a Member for a taxable year, computed as though the

Member had filed a separate federal income tax return on the same basis as used in the Group’s consolidated return, except that:

(1)     Dividend income from Members shall be disregarded, and

(2) Intercompany transactions that are eliminated in the consolidated return shall be given appropriate treatment.

(e)     "Separate Return Tax" shall mean the federal regular and alternative minimum income tax liability or federal income tax refund, computed with respect to the Corporate Taxable Income or Loss and Book Income of a Member as though the Member were not a Member, and without regard to whether the Member itself is an Applicable Corporation under the alternative minimum tax as provided in IRC section 55(b) if the Group is subject to the alternative minimum tax. If the Separate Return Tax is a liability, it shall be referred to as a "Positive Separate Return Tax." If the Separate Return Tax is a refund, it shall be referred to as a "Negative Separate Return Tax."

(f) A "Positive Allocation” shall be the obligation to make a payment to the Group. A "Negative Allocation” shall be the right to receive a payment from the Group.

Section 2.     General Allocation Method

Each taxable year, the Group shall allocate the Consolidated Tax or Consolidated Refund in accordance with the following procedures:

(a) A Member that would have a Positive Separate Return Tax shall receive a Positive Allocation in an amount equal to such Positive Separate Return Tax.

(b) A Member, other than Ameren, that would have a Negative Separate Return Tax shall receive a Negative Allocation in an amount equal to such Negative Separate Return Tax to the extent that the loss which resulted in the Negative Separate Return Tax of such Member is used in the consolidated return of the Group. In the event that more than one Member has a loss in a year, the portion of any Member’s loss used in the consolidated return shall be the same as the portion of all Members’ losses used in the consolidated return of the Group. To the extent a Member, other than Ameren, has a loss in excess of the loss that resulted in a Negative Allocation under this paragraph, the Negative Separate Return Tax attributable to such excess loss shall be treated as Negative Separate Return Tax in following years until used in the manner as provided by this paragraph.

(c) If Ameren would have a Negative Separate Return Tax, then each Member having a Positive Separate Return Tax shall reduce its Separate Return Tax by an amount equal to Ameren’s Negative Separate Return Tax multiplied by the ratio of (i) the Member's Positive Separate Return Tax to (ii) the sum of the Positive Separate Return Tax of all Members before this reduction is made.

Section 3.     Special Allocation Rules

(a) Alternative Minimum Tax. In any year in which alternative minimum tax (AMT) is payable by the Group, the Consolidated Tax shall be separated into two parts: regular tax and AMT.

(1)    Regular tax shall be allocated in accordance with the general allocation method set forth in section 2, above.

(2)     AMT will be allocated to each Member based on the ratio of:

(A)     the excess, if any, of the Member's tentative minimum tax, calculated by multiplying its separate Book Income by the current minimum tax rate and without regard to whether the Member itself is an Applicable Corporation for purposes of the AMT as provided in IRC section 55(b), over the Member's separate regular tax, to

(B) the sum of the excesses of such Members' tentative minimum tax amounts over the sum of their regular tax amounts.

(3) Each Member whose separate regular tax is not less than its separate tentative minimum tax shall be excluded from this AMT calculation and shall not be impacted by the Group's AMT.

(4) A portion of the Group’s minimum tax credit shall be allocated to each Member to which the associated AMT was allocated in proportion to the share of the Group’s AMT allocated to such Member.

(b) Investment Tax Credits; Other Tax Benefits, Benefits related to transfer of certain credits and Material Items Taxed at Different Rates. Any investment tax credits, other tax benefits, benefits related to the transfer of certain credits as provided in IRC section 6418 and material items taxed at rates other than the rate applicable to corporate taxable income shall be allocated directly to the Members giving rise to them.

Section 4.     Maximum Allocation

The tax allocated to any Member shall not exceed the tax of such Member as provided in Sections 2 and 3.

Section 5.     Payments

Each Member is responsible for its own tax liability. Payment of such liability shall be made in accordance with the following procedure:

(a)     A Member with a Positive Allocation shall pay Ameren the amount of the Positive Allocation.

(b) A Member with a Negative Allocation shall receive payment from Ameren in the amount of the Negative Allocation.

(c) Ameren shall pay to the United States Treasury Department the Group's net current federal income tax liability.

(d) Ameren shall calculate each Member’s allocable share of the Group’s estimated tax payments consistent with IRC section 6655. Based on such calculations, each Member shall pay Ameren its share of the Group’s estimated tax responsibility at intervals sufficient for Ameren to make those payments on a timely basis.

(e) A Member shall make any payment required by this section within 60 days after receiving notice of such payment from Ameren. Alternatively, in the case of any second tier subsidiary (any company that is wholly-owned by a signatory to this agreement), the parent of such second-tier subsidiary may make the payment required by the preceding sentence for itself and all of its second-tier subsidiaries within the 60-day period, with the second-tier subsidiaries to compensate such parent within a reasonable time thereafter.

Section 6.     Adjustments to Tax Liability Shown on Returns

(a) In the event that the Consolidated Tax or Consolidated Refund is subsequently adjusted for any reason including amended return, audit by the Internal Revenue Service or by a court decision, the Consolidated Tax, Consolidated Refund and Separate Return Tax shall be adjusted accordingly consistent with the methodology set forth in this Agreement. Any prior payments among the Members shall be adjusted to conform to the change.

(b) If any interest is paid or received as a result of an adjustment to Consolidated Tax or Consolidated Refund, it will be allocated to the Members in the proportion that each Member's change in Separate Return Tax in each affected year bears to the change in Consolidated Tax or Consolidated Refund.

(c) Any penalty shall be paid by the Member that is responsible for the penalty. If the party at fault cannot be determined, the penalty shall be allocated in the same manner as if it were additional tax.

Section 7.     State Income Taxes

(a)    Any state income tax liability (including liability for interest or penalties) associated with the filing of a separate state income tax return by a Member shall be allocated to and paid directly by such Member.

(b) Any state income tax liability (including liability for interest or penalties) associated with the filing of a consolidated, unitary, or combined state return shall be allocated to the Members participating in the returns following the procedures set forth above for federal income tax liabilities.

(c) Because certain states utilize a unitary method, the Group's aggregate income tax liability to a state may exceed the sum of the Members' separate return income tax liabilities to the state. Notwithstanding section 4 of this agreement, if this occurs, the excess of the Group's aggregate liability to such state over the sum of the Members' separate return liabilities for such state shall be allocated to the Member or Members whose operations caused the Group to be taxed by the state, following the procedures set forth above for federal income tax liabilities. Conversely, the sum of the Members' separate return liabilities may exceed the Group's aggregate liability to a state. If this occurs, the excess of the sum of the Members' separate return liabilities for such state over the Group's aggregate liability to such state shall be allocated to the Member or Members whose operations caused the excess, following the procedures set forth above for federal income tax liabilities.

Section 8.     New Affiliates

Any corporation which becomes an affiliated corporation within the meaning of IRC section 1504 shall be required to join in this Agreement.

Section 9.     Acknowledgement of The Joining of Affiliates Under Prior Tax Allocation Agreement

The parties to this Agreement expressly agree and acknowledge that all entities that became Members on or after September 30, 2004 have been treated as though they had joined in the Ameren Corporation and Its Affiliated Corporations Amended and Restated Tax Allocation Agreement dated as of September 30, 2004 as well as the Ameren Corporation and Its Affiliated Corporations Amended and Restated Tax Allocation Agreement dated as of November 21, 2013, that it has been, and remains, the intent of the parties to this Agreement that all such entities be so treated.

Section 10.     Amendment

This Agreement may be amended from time to time by agreement amongst the parties to this Agreement.

     Section 11.     Cooperation of Members

Each Member shall execute and file such consent, elections and other documents that may be required or appropriate for the proper filing of consolidated income tax returns and for the allocations provided by this Agreement.

Section 12.    Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Confirmation of execution or delivery by telefax, email or other electronic means of a signature page shall be binding upon any party so confirming or delivering.

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The above procedures for allocating the consolidated income tax liability of the Group have been agreed to by each of the below listed Members, as evidenced by the signature of an officer of each Member.

Ameren Corporation	by: /s/ Chonda J. Nwamu
Name: Chonda J. Nwamu
Title: Senior Vice President, General Counsel & Secretary

Ameren Development Company	by: /s/ Theresa A. Shaw
Name: Theresa A. Shaw
Title: Senior Vice President, Finance & Chief Accounting Officer

Ameren Services Company	by: /s/ Theresa A. Shaw
Name: Theresa A. Shaw
Title: Senior Vice President, Finance & Chief Accounting Officer

Missouri Central Railroad Company	by: /s/ Chonda J. Nwamu
Name: Chonda J. Nwamu
Title: Senior Vice President, General Counsel & Secretary

Union Electric Company	by: /s/ Mark C. Birk
Name: Mark C. Birk
Title: President

Ameren Illinois Company	by: /s/ Leonard P. Singh
Name: Leonard P. Singh
Title: President

Ameren Transmission Company of Illinois	by: /s/ Theresa A. Shaw
Name: Theresa A. Shaw
Title: Senior Vice President, Finance & Chief Accounting Officer

QST Enterprises Inc.	by: /s/ Theresa A. Shaw
Name: Theresa A. Shaw
Title: Senior Vice President, Finance & Chief Accounting Officer

EXHIBIT A

Ameren Corporation
Ameren Development Company
Ameren Services Company
Missouri Central Railroad Company
Union Electric Company
Ameren Illinois Company
Ameren Transmission Company of Illinois
QST Enterprises Inc.